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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2019
Washington DC
410

SEC FILE NUMBER
8-69697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSSP BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Wanek (415) 486-5958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2323 Ross Avenue, Suite 1400	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel Wanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSSP BD, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public see attached

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco }

On February 21, 2018 before me , Evalynne Chan Notary Public,

Date (here insert name and title of the officer)

personally appeared Daniel Wanek

___

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

EVALYNNE CHAN
Notary Public – California
San Francisco County
Commission # 2179603
My Comm. Expires Feb 10, 2021

Signature: ___ (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III Number of Pages: ___

Document Date: ___ Other: ___

TSSP BD, LLC

Financial Statement
(with Report of Independent Registered Public Accounting Firm)
December 31, 2018

TSSP BD

Table of Contents

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Members
TSSP BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TSSP BD, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 21, 2019

TSSP BD, LLC
Statement of Financial Condition

		December 31, 2018
ASSETS		
Cash	$	100,000
Other assets		2,579
Total assets	$	102,579
LIABILITIES AND MEMBERS' EQUITY		
Due to affiliate	$	2,579
Total liabilities		2,579
Members' equity		100,000
Total liabilities and members' equity	$	102,579

See accompanying notes to finanical statement

(1) Organization and Business Description

TSSP BD, LLC (the "Company") is a Delaware limited liability company organized on January 26, 2015. The Company is owned by three members – TPG Special Situations Partners Management Company, L.P., TPG Special Situations Partners II Management Company, L.P., and TPG Holdings II SUB, L.P. (collectively, the "Members"). The Members' liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private equity funds and other funds that the Company's Members and affiliates manage individually or through their principals and other nonaffiliated funds and principals.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i). Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, other assets and other liabilities. The carrying values of these assets and liabilities approximate fair value due to their short-term nature.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*: Topic 606, which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers, and supersedes nearly all existing revenue recognition guidance under U.S. GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach. The Company performed an assessment of its revenue contracts and did not identify any material changes to the timing or amount of its revenue recognition under ASC 606. The Company's accounting policies also did not change materially as a result of applying the principles of revenue recognition from ASC 606 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services or performance obligations is transferred to customers, in amounts that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depending primarily on the control an entity has over the service before control is transferred to a customer. The indicators of which party exercises control include the primary responsibility over performance obligations and discretion in establishing the price.

The Company recognizes revenue as follows:

Private Placement Service Fees from Affiliates

Private placement service fees from Affiliates represent placement fees in accordance with the Company's private placement services agreement (the "Affiliate Agreement") with TPG Sixth Street Partners, LLC ("TSSP"), and are recognized as performance obligations are transferred to customers. The Affiliate Agreement is an arrangement which provides for private placement service fee income based on operating expenses, including income tax expense, incurred by the Company related to placement services provided to affiliates during any financial statement period as agreed to by TSSP and the Company.

Income Taxes

In accordance with United States ("U.S.") federal income tax regulations, income taxes are not levied on a limited liability company treated as a partnership for U.S. tax purposes, but rather on the individual members. Additionally, due to the nature of the Company's activities and its organization as a limited liability company treated as a partnership for U.S. tax purposes, U.S. state income taxes are generally not imposed on the Company. Consequently, U.S. federal and U.S. state income taxes have not been reflected in the accompanying financial statements.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, "Income Taxes". As the Company commenced operations in 2016, all tax returns of the Company are open under the normal three-year statute of limitations and therefore subject to examination.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statement of operations. As of December 31, 2018, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

(3) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2018, the Company had net capital of $97,421 which was $92,421 in excess of its required net capital of $5,000. As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

(4) Related Party Transactions

The Company has an Affiliate Agreement with TSSP. Under the Affiliate Agreement, TSSP provides general administrative resources and services to the Company including employees, professional services support, facilities and related expenses, and income taxes. Additionally, under the Affiliate Agreement, TSSP agrees to pay expenses in connection with the Company acting as, and being registered as, a broker dealer. These fees include regulatory and professional fees billed directly to the Company for which the Company is directly liable.

The Company receives private placement fee income from TSSP based on its operating expenses incurred directly and under the Affiliate Agreement in an amount agreed upon by both TSSP and the Company.

(5) Members' Equity

On August 28, 2017, the Members' amended and restated the Company's operating agreement, authorizing three classes of shares as described below.

- Class A shares shall be entitled to distributable profits relating to fund-raising, placement and related services to funds that are part of the TSSP business platform.
- Class B shares shall be entitled to distributable profits relating to services provided to broker-dealers affiliated with TPG Holdings, L.P. or Brooklands Capital Strategies BD, L.P., in each case that are not part of the TSSP business platform, but are otherwise affiliated with the Company.
- Class C shares shall be entitled to distributable profits relating to services provided to third parties that are not affiliated with TPG Holdings, L.P., Brooklands Capital Strategies BD, L.P. or the TSSP business platform.

The Members' ownership interests vary by each class as follows:

	Class A	Class B	Class C
TPG Holdings II Sub, L.P.	31.7%	0.0%	31.7%
TPG Special Situations Partners Management Company, L.P.	63.5%	92.9%	63.5%
TPG Special Situations Partners II Management Company, L.P.	4.8%	7.1%	4.8%
	100.0%	100.0%	100.0%

At December 31, 2018, Members' equity consisted only of Class A shares. There were no Class B or Class C shares issued and outstanding.

(6) Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2018, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statements.

(7) Subsequent Events

Management has evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.

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3/21/9